FPFX Shareholder Value Committee
                                  7 Egret Lane
                              Aliso Viejo, CA 92656

                                                               November 30, 2005
Mail Stop 04-09
---------------

Mr. Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

          Re:   FirstPlus Financial Group
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed November 17, 2005 by the FPFX Shareholder Value Committee) SEC File Number 1-13753

                Schedule 13D
                Filed August 26, 2005, as amended November 17, 2005, by the FPFX Shareholder Value Committee
                File NO. 5-47527

Dear Mr. Duchovny:

I am in receipt of your letter dated November 23, 2005, referencing the documents shown above. I respond to your comments as follows, with reply numbers corresponding to your comment numbers:

Schedule 14A
------------

1. This is to confirm that the members of the FPFX Shareholder Value Committee and the members of the Steering Committee will avoid making the statements (cited in your letter dated October 28, 2005, comment 5) in any future shareholder communications.

Letter to Shareholders
----------------------

2. Schedule 14 A and Letter to Shareholders is revised to remove "The Nevada Corporate Code, at NRS 78.330(2) mandates that `at least one-fourth in number of the directors of every corporation must be elected annually.' However, during the last seven years, the Company's incumbent management has failed to hold shareholder meetings to elect directors" and is replaced with "The Company has not held an annual shareholder meeting or election of directors since March 1998".

3. Regarding your prior comment 9, we removed from our proxy material all references that the Company repeatedly made negative statements in press releases and 8-K filings such as: "At this time it is unlikely that FirstPlus Financial Group, Inc. will reconstitute any of its previous business plans such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. .....". As for the second portion of that comment, below is a chain of events that occurred about five (5) years ago that might be considered as "efforts to prevent the company from pursuing operational business activities, including any transactions involving other operating entities."

On 9/21/2000 the Company issued a press release stating "FIRSTPLUS Financial Group, Inc. (FPFX) announced today that it is engaged in negotiations to acquire
Nineteenth Investment Corporation....." (see Enclosure #1). Please note that the press release states "Nineteenth is primarily a real estate acquisition and finance company, which is affiliated with Daniel T. Phillips, the Chairman and CEO of FIRSTPLUS". Mr. Phillips (Chairman of the Board and CEO) was proposing that the Company purchase Nineteenth Investment Corporation (of which we understand he is a principal and primary owner). This appeared to me to present a definite conflict of interest.

Additionally, the press release states "The issuance of FIRSTPLUS shares in the transaction will provide Nineteenth's shareholders with effective control of FIRSTPLUS, which represents substantial dilution to existing shareholders." In order for Nineteenth's shareholders to have control of FIRSTPLUS the number of outstanding shares would need to be doubled, with more than 50% of the total outstanding shares given to Nineteenth Investment Corporation. The shares for the announced transaction were available without an amendment to the Articles of Incorporation or other shareholder approval. Nevertheless, the announced doubling of shares was a big concern which prompted a letter I sent on 10/24/2000 to Mr. Phillips, President/CEO of the Company "SUBJECT: Desire for a meeting" in which I stated "We are adamantly opposed to any purchase at a time when FPFX stock is so undervalued" (see Enclosure #2).

As stated in my letter to the Company, on November 9, 2000 Mr. Gulenyan, Mr. and Mrs. Bolster, and I traveled to Dallas, Texas (at our own initiative and expense) to meet with Mr. Phillips. On the day before our meeting, the Company issued another press release on 11/9/2000 regarding the Nineteenth Investment Corporation proposed purchased (see Enclosure #3). This was a much improved version of the proposal and upon returning from that meeting, we wrote a favorable report on it as described in the FPFX Steering Committee Update as of November 12, 2000, in which we closed with "In summary, after reading the latest Press Release and discussing it with our Chairman and his counsel, it is our opinion that the FPFX shareholders are going to be treated fairly" (see Enclosure #4). This `Update' is also among the newsletter hardcopies previously sent you.

However, several months later, the Company issued a press release on 3/05/2001 stating that: "FIRSTPLUS, Nineteenth Investment Corporation End Acquisition Negotiations" (see Enclosure #5). In the press release it appears that the Company is laying some of the blame on shareholders with their statement "and considering the organized opposition of several FIRSTPLUS shareholder groups to the proposed transaction". However, it appears that the Company had other problems as well since they state "As previously disclosed, the proposed transaction was subject to the resolution of several issues, which included liquidity issues, the pending shareholder class action and other litigation, audit and Securities and Exchange Commission regulatory compliance issues and the negotiation of liabilities and encumbrances, including the defaulted obligations to FIRSTPLUS' convertible bondholders. Due to the timing difficulties in resolving these issues......."

From the FPFX Shareholder Value Committee, only Mr. Martin has complained against Company proposals and/or transactions (prior to that Committee being formed). From the FPFX Steering Committee, only Mr. Bolster and Mr. Martin complained against Company proposals and/or transactions. Two other transactions that Mr. Martin and Mr. Bolster complained about were announced on 11/06/2001 regarding Freedom Commercial Credit LLC (see Enclosure #6) and on 7/01/2002 regarding CL Capital Lending, LLC (see Enclosure #7). Mr. Bolster's and my complaints against each of the Company's proposals and/or transactions were based on their belief of the following:
     1. Conflicts of interest may have existed as all of the above proposals and/or transactions involved an affiliation of current and/or prior Company officers.
     2. There were no current audited financials available to determine the value of the Company.
     3.   The Company was not in compliance with the SEC.
     4. No annual shareholder meetings were being held as provide for in the Company Articles and By-laws.
     5. None of the proposals and/or transactions was submitted to shareholders for approval.

The Freedom Commercial Credit LLC transaction announced by the Company consisted of the Formation of Residual Trust for Shareholders and Creditors and Acquisition of Limited Liability Company Interests of Freedom Commercial Credit LLC. The Company did not seek shareholder authorization of the transaction; nor am I aware of any shareholder approval that was required in connection with the transaction. The Freedom Commercial Credit LLC transaction was terminated at the same time the CL Capital Lending LLC transaction was announced (see Enclosure #7). The Company did not cite any of the Committee members' complaints as a reason for withdrawing from the transaction. Rather, the Company cited the following reasons: "due to the failure of certain conditions precedent required to fully consummate the Freedom Transaction, including the fact that the appraisal of Freedom Commercial Credit did not support the valuation necessary for the consideration paid in the transaction by FIRSTPLUS".

The Capital Lending LLC transaction entered into by the Company consisted of the Termination of Transaction with Freedom Commercial Credit LLC and Acquisition of Limited Liability Company Interests of CL Capital Lending, LLC. The Company did not seek shareholder authorization of the transaction; nor am I aware of any shareholder approval that was required in connection with the transaction. Seventeen (17) months later, the Company announced that it had entered into a "reciprocal swap" undoing the Capital Lending LLC transaction per a press release on 12/02/2003 (see Enclosure #8). The Company did not cite any of the Committee members' complaints as a reason for the "reciprocal swap". Rather, the Company cited the following reasons: The Company also announced that its board of directors approved a "reciprocal swap" with Capital Lending, effective as of the consummation of the settlement pursuant to the Stipulation, whereby the Company will transfer certain of its ownership interests in Capital Lending (other than the ownership interests assigned to the plaintiffs' co-lead counsel in escrow on behalf of the authorized claimants under the Stipulation) to Capital Lending in exchange for all of the shares of Series D Convertible Preferred Stock of the Company currently owned by Capital Lending, 25,639 shares, which represents approximately 51% of the voting stock of the Company.

As the Company did not submit any of the above proposals and/or transactions to a vote of shareholders, no Committee member had any control regarding the outcome of the events described above.

Proxy Solicitation and Expenses
-------------------------------


4. The following disclosure is added to Schedule 14A `Proxy Solicitation and
Expenses': In the Nevada litigation, 73 shareholders of FirstPlus filed a Petition to order an election of directors of the Company and a Complaint for equitable, declaratory, and injunctive relief. The following Committee members participated in that Shareholder Petition: Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L Martin. Total expenditures for the Nevada litigation are expected to be approximately $150,000 to $175,000. Expenditures incurred to date for the Nevada litigation is approximately $142,000, of which the Company has paid $25,000. These costs of litigation include the costs of litigation necessary to have the Nevada Court compel the special meeting and election of directors and do not include any other litigation expenses.


Total expenditures incurred to date for the Nevada litigation and the solicitation of proxies (combined) is approximately $173,163.


Form of Proxy
-------------

5. Per your request, the form of proxy is revised to be similar to the example form of proxy contained in footnote 77 to SEC Release No. 31326.

The fpfx.org website
--------------------

6. The fpfx.org website has been updated to comply with the comments from your October 28 letter and your comment No. 6 in your most resent letter.

Schedule 13D
------------

7. The following disclosure is added to Schedule 14A `Proxy Solicitation and Expenses'. A similar statement will also be added to our website and any future communications whenever and wherever we solicit contributions to a litigation fund:
         General Rules and Regulation pertaining to this Proxy Statement identifies a "Person Making the Solicitation" (among others) as "Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants". Persons subject to the rule above (and who contribute more than $500) need to meet the requirements of Regulation 13D-G and Regulation 14A.

8. Schedule 13D is amended accordingly.

9. Schedule 13D is amended accordingly. Also, the first 2 paragraphs on page 52 were modified to refer to the Contributors listed above the paragraphs.

Additional Definitive Soliciting Materials
------------------------------------------

10. Requested correction has been faxed to the Office of Edgar and Information Analysis.

11. With regard to the Raging Bull post No. 23664 and the valuation made, Mr. Eberting states the following: "I believe the shares of FirstPlus may be worth more than $.75 because of the continuing flow of monies to the bankruptcy trustee which are in excess of amounts necessary to pay secured creditors. Starting in November, 2004 and up to July 31, 2005, I believed that the FirstPlus Financial Inc. Creditor Trust (the "Creditor Trust") trustee had the following funds available for distribution to the FirstPlus Financial Group Grantor Trust (the "Grantor Trust"):

On November 23, 2004               $3,872,337.71
On March 31, 2005                  $5,808,506.53
On July 31, 2005                   $7,880,207.10
These figures were obtained from the bankruptcy trustee's Creditor Trust website at: http://www.fpficreditorstrust.com/distributions.htm (last bullet). The Grantor Trust is governed by the FirstPlus Financial Group, inc. Grantor Residual Trust Agreement (the "Trust Agreement"), a copy of which is attached to the Company's September 22, 2005 Annual Report on Form 10KSB. Article III (a) of the Grantor Trust Agreement instructs the trustee to distribute the money to FirstPlus creditors and shareholders. When I made the valuation statement on September 12, 2005, I had the belief that cash flows from the Creditor Trust to the Grantor Trust would probably continue for several more years, as the bankruptcy trustee had recently petitioned the court asking to remain as trustee until the year 2023. According to terms of the Grantor Trust those monies are reserved for FirstPlus creditors and shareholders. This is affirmed in the content of the Company's homepage of their Internet website located at www.firstplusgroup.com as of October 28, 2005 which included the following representations:
     o    "There are funds available for immediate distribution to
          shareholders....... ."

The foregoing content replaced the following statement on page 2 of the Company's Internet website located at www.firstplusgroup.com on or before July 19, 2005:
     o "FirstPlus was successful in negotiating for the recognition of an unsecured claim currently calculated in excess of $60 million. Distributions on the claim recently commenced and there is a strong possibility that shareholders will receive a distribution from this revenue."

A letter reproduced on page 5 of the Company's Internet website as of July 19, 2005 included the following promises of large distributions:

                  "While the dispute has been pending, approximately $5.7 million has become available for distribution to the Group Trust from the bankruptcy trust of FirstPlus Financial, Inc."

                  "[FirstPlus has proposed] that the parties agree to distribute $3.5 million to the shareholders of Group, less only the expenses of such distribution, and use the balance for partial satisfaction of valid claims of creditors of Group. Based upon our understanding of the amount of the funds that the trustee of the Inc. Trust is holding for distribution to the Group Trust, it is estimated that the funds available for distribution to creditors after distribution of the $3.5 million to the shareholders would be approximately $2.2 million."

I believed that, ultimately, more than seventy five cents per share would be received by the Grantor Trust, whereby Sections II and III of the Grantor Trust irrevocably direct the trustee "to distribute from time to time, to the Designated Recipients [defined in Section I as the creditors and shareholders of the Company], each Designated Recipient's pro rata share of the income and principal then on hand in the discretion of the Trustee . . ..". As of November
18, 2005, funds available (per the Creditor Trust) for distribution to the Grantor Trust stood at $9,525,950.63, or approximately twenty one cents per outstanding share. This is in addition to amounts already distributed to the Company. The Company's most recent 10QSB states: "During the third quarter FPFG received $1,663,644 relating to this claim....."

In the future, Committee members will clearly characterize any statement such as "valuation" as a "belief" or "opinion" and will provide a reasonable factual basis for each such opinion or belief. With regard to Raging Bull posts and any other publication to shareholders, please be assured that the Committee members understand and will refrain from making any future statements which may directly or indirectly impugn the character, integrity, or personal reputation of management, or which make charges of illegal or immoral conduct without factual foundation.

Conclusion: Please allow us to distribute the Definitive Proxy Statement as soon as possible. If you have any questions or need additional information, please contact our counsel, Nathan Jenkins, Esq. at (775) 829-7800. His cell phone number is 775-690-0888 and his email address is njenkins@jenkinscarter.com. I appreciate your help in this matter.

         Sincerely,


          /s/ Danford L. Martin
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656

Cc:  Nathan Jenkins, Jerry Carter, Committee Members

Enclosures:

     1.   Press Release 9/21/2000 Regarding Nineteenth Investment Corp.
     2.   Letter to FirstPlus 10/24/2000 regarding Desire for a meeting.
     3.   Press Release 11/9/2000 Regarding Nineteenth Investment Corp.
     4.   FPFX Steering Committee Update as of Nov 12, 2000.
     5.   Press Release 3/05/2001 Regarding Nineteenth Investment Corp.
     6.   Press Release 11/06/2001 Regarding Freedom Commercial Credit LLC.
     7.   Press Release 7/01/2002 Regarding CL Capital Lending, LLC.
     8.   Press Release 12/02/2003 Regarding Capital Lending "reciprocal swap".

Enclosure No. 1  Press Release 9/21/2000 Regarding Nineteenth Investment Corp.

FIRSTPLUS Announces Negotiations for Acquisition

9/21/2000 8:58:00 AM   DALLAS, Sep 21, 2000 /PRNewswire via COMTEX/
 FIRSTPLUS Financial Group, Inc. (FPFX) announced today that it is engaged in negotiations to acquire Nineteenth Investment Corporation in a tax free stock transaction. The parties to the proposed transaction do not intend to formalize any understanding regarding the acquisition until the various issues surrounding FIRSTPLUS are resolved to the satisfaction of the parties. At that point, the parties anticipate executing a letter of intent that contemplates a definitive agreement, which itself will be subject to various and customary conditions to closing. FIRSTPLUS believes that there is a significant likelihood that the issues may not be resolved and that the transaction will not move forward, in which case, the liquidation of FIRSTPLUS may be necessary. However, because of the existing confusion and speculation in the marketplace regarding the future of FIRSTPLUS, the company considers it prudent to disclose these negotiations at this time. Nineteenth is primarily a real estate acquisition and finance company, which is affiliated with Daniel T. Phillips, the Chairman and CEO of FIRSTPLUS. The value of the acquisition will be based upon a multiple of future cash flow, which will be subject to adjustment based upon actual results. The issuance of FIRSTPLUS shares in the transaction will provide Nineteenth's shareholders with effective control of FIRSTPLUS, which represents substantial dilution to existing shareholders.

As previously disclosed, it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, if the transaction is not consummated, there are no plans to relist the company's common stock with any major stock exchange. FIRSTPLUS believes that the proposed transaction with Nineteenth represents the only potential opportunity for the company to resume business as an operating entity; and, because of Nineteenth's affiliation with Mr. Phillips, the company believes that Nineteenth is the only entity that would be willing to take the stock of FIRSTPLUS as consideration in an acquisition. If there is a significant adverse market reaction to the proposed acquisition, then the parties may determine not to move forward.

Presently, FIRSTPLUS has no operating business and is still confronted with significant issues regarding its viability. These issues include, but are not limited to, liquidity issues, the pending shareholder class action and other litigation, audit and SEC regulatory compliance issues, and the negotiation of liabilities and encumbrances, including the defaulted obligations to its convertible bondholders. As previously disclosed, FIRSTPLUS' main operating subsidiary, FIRSTPLUS Financial, Inc. (FPFI), filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the Plan) for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. As specified in the Plan, FIRSTPLUS is required to dispose of a substantial portion of its assets and provide the proceeds to the FPFI bankruptcy estate (Bankruptcy Estate) as part of its settlement with the Bankruptcy Estate. The primary assets to be disposed of are owned by Western Interstate Bancorp (WIB) a wholly owned subsidiary of FIRSTPLUS. These assets include contractual servicing rights for mortgage loans serviced by WIB and an FDIC regulated California Industrial Loan Company (FIRSTPLUS Bank). The previously announced sale of the servicing rights to CountryWide Home Loans, Inc. closed on August 30, 2000, and FIRSTPLUS Bank is currently being marketed for sale. Proceeds from the sales will benefit creditors of FPFI. The Plan provides that FIRSTPLUS will retain its ownership of the common stock of FPFI; however, FPFI and WIB are managed by an independent, court appointed trustee and the shares may be placed in a voting trust. Consequently, FIRSTPLUS has no control over the assets or operations of FPFI, WIB or FIRSTPLUS Bank.

As a result of the Plan settlement, FIRSTPLUS' primary assets are its investments in Interest Only Strips, through its ownership of FPFI. The investments in Interest Only Strips are illiquid (and encumbered) and may not produce cash flow to FPFI for many years, if ever. In any event, the first cash flows from the Interest Only Strips are committed to funding a portion of the monies owed to Plan creditors.

Any consummation of the Nineteenth acquisition will be subject to a number of additional conditions, including the following:

Receipt of all necessary consents and approvals (including approval of an independent special committee of FIRSTPLUS);
Receipt of a fairness opinion by FIRSTPLUS;
Absence of pending or threatened litigation regarding the definitive agreement;

Resolution of all material claims against FIRSTPLUS;
Preservation of FIRSTPLUS'net operating loss carryforward; and Other customary conditions for transactions of this type.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward looking statements in this press release could differ materially from those stated in such forward looking statements. Among the factors that could cause actual results to differ materially are: the ultimate outcome of any negotiations, short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties discussed in the Company's Current Report on Form 8 K, dated December 19, 1996, including without limitation, the uncertainties set forth from time to time in the Company's other public reports and filings and public statements.

The company has established an email address to respond to inquiries regarding this announcement. Please send your emails to FPF_questions@firstplus.com to the attention of:

      Daniel T. Phillips, Chairman and CEO      FIRSTPLUS Financial Group, Inc.
      Paul Fagan, CEO      Nineteenth Investment Corporation

SOURCE FIRSTPLUS Financial Group, Inc.
CONTACT:     Daniel T. Phillips, Chairman and CEO of FIRSTPLUS Financial Group,
Inc., 214 6301, or FPF_questions@firstplus.com
URL: http://www.firstplus.com http://www.prnewswire.com
(C) 2000 PR Newswire. All rights reserved.

Enclosure No. 2   Letter to FirstPlus 10/24/2000 Regarding Desire for a meeting

         Mr. Daniel T. Phillips                                     Oct 24, 2000
         President/CEO - FirstPlus Financial Group Inc.
         1750 Regal Row, Suite 1010
         Dallas, TX 75235

         SUBJECT: Desire for a meeting

         My name is Dan Martin. I, along with two other shareholders, Rupen Gulenyan and Ken Bolster, would like to meet with you and/or other officers of FirstPlus on the afternoon of Thursday, Nov 9th or anytime Friday, Nov 10th. Although we are members of the FPFX Shareholder Committee who currently own about 30% of all shares of FPFX, we would like an informal meeting on our own, as major shareholders. The three of us combined own over 5% of the company.

         I want to assure you that none of us are participants in any class action law suit or any other law suite against FirstPlus. We would like to open a dialog to discuss the future of FirstPlus. We don't wish for a confrontational meeting, therefore we request attorneys not be present from either side.

         Based on your latest Press Release we are aware of the plan to issue shares of FPFX in a possible acquisition of 19th Investment Corp. We are adamantly opposed to any purchase at a time when FPFX stock is so undervalued. We are well aware of the I/O and residual value that will remain after creditors are paid off.

         Our interest in a meeting is not to hear arguments for or against the possible acquisition. We would like to discuss other possible alternatives on how the shareholder value could reach its full potential. Is there a chance that by working together, rather than working against each other, we can all win?

         We come from the States of New York, California, and Florida, and will be together in Dallas only on the dates of Nov 9th and 10th. We hope you will be able to make yourself available for this one time opportunity.

         Sincerely,



         Dan Martin
         43 Clermont, Newport Coast, CA 92657
         (949) 721-8733   mis.inc@home.com

Enclosure No. 3   Press Release 11/9/2000 Regarding Nineteenth Investment Corp.

FIRSTPLUS Engages Independent Accountants

11/9/2000 9:25:00 AM    DALLAS, Nov 9, 2000 /PRNewswire via COMTEX/
FIRSTPLUS Financial Group, Inc. (OTC Pink Sheets: FPFX) announced today that a special committee of its Board of Directors has been authorized to engage independent investment bankers in connection with its negotiations to acquire Nineteenth Investment Corporation in a tax free stock stock transaction. The bankers will assist in the structuring of a transaction that is fair to the existing shareholders of the Company, and will render a fairness opinion. In response to fairness concerns, the structure of the proposed acquisition currently contemplates that any shares of Common Stock issued in the transaction would be of a new class or series that would not have ownership of or access to FIRSTPLUS' Interest Only Strips, which represent FIRSTPLUS' only significant asset. Consequently, the Interest Only Strips will be preserved for existing shareholders, subject to the prior rights of creditors (as previously disclosed). This structure, of course, is subject to any necessary approvals of shareholders.

In addition, FIRSTPLUS announced that it has engaged the independent accounting firm of Hein & Associates LLP, to be the company's outside auditors.

The parties to the proposed transaction do not intend to formalize any understanding regarding the acquisition until the various issues surrounding FIRSTPLUS are resolved to the satisfaction of the parties. However, any definitive agreement will be subject to various and customary conditions to closing. Nineteenth is primarily a private, real estate acquisition and finance company, which is affiliated with Daniel T. Phillips, the Chairman and CEO of FIRSTPLUS. It is contemplated that the value of the acquisition will be based upon the relative value of FIRSTPLUS and Nineteenth. The issuance of FIRSTPLUS shares in the transaction will provide Nineteenth's shareholders with effective control of FIRSTPLUS, which represents substantial dilution to existing shareholders. However, as stated above, Nineteenth's shareholders will have no ownership of or access to FIRSTPLUS' Interest Only Strips, which represent FIRSTPLUS' only significant asset.

As previously disclosed, it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating HLTV mortgage loans, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, if the transaction is not consummated, there are no plans to relist the company's common stock with any major stock exchange. Without considering the Interest Only Strips, there is little to negative value in the FIRSTPLUS corporate entity following the bankruptcy settlement. Consequently, FIRSTPLUS believes that the proposed transaction with Nineteenth represents the only potential opportunity for the company to resume business as an operating entity; and, because of Nineteenth's affiliation with Mr. Phillips, the company believes that Nineteenth is the only entity that would be willing to take the stock of FIRSTPLUS as consideration in an acquisition. If there is a significant adverse market reaction to the proposed acquisition in its current form, then the parties may determine not to move forward.

Presently, FIRSTPLUS has no operating business and is still confronted with significant issues regarding its viability. These issues include, but are not limited to, liquidity issues, the pending shareholder class action and other litigation, audit and SEC regulatory compliance issues, and the negotiation of liabilities and encumbrances, including the defaulted obligations to its convertible bondholders. As previously disclosed, FIRSTPLUS' main operating subsidiary, FIRSTPLUS Financial, Inc. (FPFI), filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the Plan) for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. As specified in the Plan, FIRSTPLUS is required to dispose of a substantial portion of its assets and provide the proceeds to the FPFI bankruptcy estate (Bankruptcy Estate) as part of its settlement with the Bankruptcy Estate.

As a result of the Plan settlement, FIRSTPLUS' only significant asset is its investments in Interest Only Strips, through its ownership of FPFI. The investments in Interest Only Strips are illiquid (and encumbered) and may not produce cash flow to FPFI for many years, if ever. In any event, the first cash flows from the Interest Only Strips are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, the company has not received any cash flows from the Interest Only Strips.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward looking statements in this press release could differ materially from those stated in such forward looking statements. Among the factors that could cause actual results to differ materially are: the ultimate outcome of any negotiations, short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the Company's public reports and filings and public statements.

The company has established an email address to respond to inquiries regarding this announcement. Please send your emails to FPF_questions@firstplus.com to the attention of:

      Daniel T. Phillips, Chairman and CEO      FIRSTPLUS Financial Group, Inc.
      Paul Fagan, CEO      Nineteenth Investment Corporation

SOURCE FIRSTPLUS Financial Group, Inc.
CONTACT:      Daniel T. Phillips, Chairman and CEO of FIRSTPLUS Financial Group,
Inc., 214 6301, or Paul Fagan, CEO of Nineteenth Investment Corporation, 214 6311, both at FPF_questions@firstplus.com
URL: http://www.firstplus.com http://www.prnewswire.com
(C) 2000 PR Newswire. All rights reserved

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

Enclosure No. 4            FPFX Steering Committee Update as of Nov 12, 2000

FPFX Steering Committee Update as of Nov 12, 2000

Meeting with FirstPlus in Dallas

We are very pleased with the results of our meeting with Daniel T. Phillips, President/CEO of FirstPlus Financial Group Inc. Attending from our side was NYCinvestor (Rupen), flken (Ken), Ken's wife (also a shareholder) and myself, ANALYST_999_2 (Dan).

We met late Friday afternoon (after the market had closed) with Dan Phillips and his legal counsel Ron Frappier from Jenkens & Gilchrist, P.C. (who has been the legal counsel of FirstPlus from its beginning). Also in attendance was one of the current Directors, John Fitzgerald.

We expressed our appreciation that they were willing to meet with us and that they had adjusted their schedule to make the meeting possible while we were in Dallas. Mr. Phillips immediately explained in laymen terms the meaning of the latest Press Release announcement. The Press Release was issued prior to our meeting so that they were able to openly discuss its contents with us. As we were allowed to ask questions (to further clarify the Press Release) we will share that with you.

First of all, I want to explain that this is a joint message which reflects the opinions of all four shareholders in attendance. The final draft of this message was agreed to by all four of us before e-mailing it to our members and posting it on Raging Bull.

As the latest Press Release announcement was being explained by Dan Phillips, it became obvious to us that this was a significant improvement over the initial acquisition announcement released September 21st. The primary difference is that the I/O Strips (the most valuable asset after creditors are paid) will remain with the current shareholders. The current FPFX shareholders (that include us) will receive the cash flows from the I/O's after all creditors and bondholders are paid. That includes the 50 million scheduled to be paid FP Group.

The way the shareholders would receive this cash flow is via periodic distribution directly to the FPFX shareholders of record for that class of stock. There would be two classes of shares, i.e. Class-A would be the original FPFX shares (based on I/O cash flow) and Class-B would be the new FPFX shares (based on the business activities of 19th Investment Corp).

As explained to us at the meeting, the current FPFX shareholders would still own 100% of the Class-A type stock (which would have all the remaining I/O value) plus own a small percentage of the new Class-B stock. As stated in the Press Release, the investment bankers will assist in the structuring of a transaction that is fair to the existing shareholders of the Company, and will render a fairness opinion.

Although the two classes of FPFX shares combined would more than double the total voting shares, it is our opinion that it would not dilute our current ownership of the I/O's. In other words, if you own 1% of FPFX stock today, you would own 1% of the Class-A stock (I/O's) plus a few shares of the new Class-B stock (as determined by the investment bankers).

Subsequent to our meeting with FirstPlus, we four shareholders had several discussions on Friday night and Saturday morning. We concluded that this revised plan (latest Press Release) is a win-win type of arrangement, whereby all parties win. This arrangement would allow the owners of 19th Investment Corp to be a public company and allow them to be in control of the voting stock.

How do the current FPFX shareholders win?
1. We would directly receive the remaining cash flow of the I/O's, which would be the primary asset after the creditors are paid.
2. FirstPlus has agreed to provide audited financial reports for all of FPFG over the last two years. In the latest announcement FirstPlus has retained an auditing firm (replacing Ernst & Young) who for a reasonable sum will produce all the required financial reports to be in compliance with the SEC. They hope to be able to file a current 10-Q by March 31, 2001. In good faith, FirstPlus has already started this task. As you may recall, this was one of the major goals of our FPFX Shareholder Committee.

3. Subsequent to the filing of a current 10-Q, FirstPlus could then apply to be traded on a regular stock exchange. This is also a major goal of our FPFX Shareholder Committee.
4. After the current financial reports are completed and legal actions pending against FirstPlus have been resolved, a shareholder meeting would be called to vote for the proposed acquisition and the plan for two classes of stock. Again, a shareholder meeting is a major goal of our FPFX Shareholder Committee.

Additionally, at the meeting we discussed the total number of FPFX shares outstanding (including options) were 42.2 million shares. We were informed that many of the options were never exercised and have now expired. We were told that currently the total number of FPFX shares outstanding is approximately 38 million. This is great news for us as this increases book value per share for current FPFX shares!

In summary, after reading the latest Press Release and discussing it with our Chairman and his counsel, it is our opinion that the FPFX shareholders are going to be treated fairly.

P.S.
This information will also be posted on Raging Bull for everyone's benefit!

Enclosure No. 5               Press Release 3/05/2001 Regarding Nineteenth
                              Investment Corp.

FIRSTPLUS, Nineteenth Investment Corporation End Acquisition Negotiations

3/5/2001 4:36:00 PM
DALLAS, Mar 5, 2001 /PRNewswire via COMTEX/ -- FIRSTPLUS Financial Group, Inc. (Pink Sheets: FPFX) announced today that it has ended its negotiations to acquire Nineteenth Investment Corporation. Under the previously announced proposal, FIRSTPLUS would have acquired Nineteenth in a tax free stock-for-stock transaction. As previously disclosed, the proposed transaction was subject to the resolution of several issues, which included liquidity issues, the pending shareholder class action and other litigation, audit and Securities and Exchange Commission regulatory compliance issues and the negotiation of liabilities and encumbrances, including the defaulted obligations to FIRSTPLUS' convertible bondholders. Due to the timing difficulties in resolving these issues and considering the organized opposition of several FIRSTPLUS shareholder groups to the proposed transaction, both companies have mutually agreed to end negotiations for the acquisition of Nineteenth and to pursue other opportunities. Dan Phillips, Chairman and CEO of FIRSTPLUS, noted that "We've expended a great deal of effort in trying to resolve these issues, but certain factions do not recognize the negative impact that their demands are having on other shareholders and the company as a whole."

As previously disclosed, FIRSTPLUS has no operating business and it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. Dan Phillips also stated that "The company will continue to monitor and manage its shareholders' residual interests in the company's interest only strips and continue to move forward with its accounting and SEC compliance initiatives."

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the Company's public reports and filings and public statements.

SOURCE FIRSTPLUS Financial Group, Inc.

CONTACT:          Daniel T. Phillips,
                  Chairman/CEO of FIRSTPLUS Financial Group, Inc.,
                   214-599-6300          (FPFX)
http://www.prnewswire.com
(C) 2001 PR Newswire. All rights reserved.

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

Enclosure No. 6            Press Release 11/06/2001 Regarding Freedom Commercial
                           Credit LLC.

FIRSTPLUS Announces Formation of Residual Trust for Shareholders and Creditors And Acquisition of Limited Liability Company Interests of Freedom Commercial Credit LLC

DALLAS, Nov 6, 2001 /PRNewswire via COMTEX/
 FIRSTPLUS Financial Group, Inc. (Pink Sheets: FPFX) announced today that it is forming a residual trust for the benefit of its shareholders and creditors and has acquired twenty five percent of the outstanding limited liability company interests of Freedom Commercial Credit LLC ("Freedom Commercial Credit"). The acquisition was in exchange for 25,000 shares of a new series of convertible preferred stock of FIRSTPLUS and cash in the amount of $250,000, subject to adjustment based on a final valuation of Freedom Commercial Credit. The preferred stock is convertible into 45,000,000 shares of FIRSTPLUS' common stock at the option of Freedom Commercial Credit on or after the first anniversary date of the issuance of the preferred stock, but votes with the common stock prior to conversion. As a result of the foregoing transaction, Freedom Commercial Credit acquired control of FIRSTPLUS and now holds approximately 51% of the outstanding voting securities of FIRSTPLUS. Also as a result of the foregoing transaction, Freedom Commercial Credit has the right to replace management and the board of directors of FIRSTPLUS.
In addition, the terms of the preferred stock provide that neither Freedom Commercial Credit nor any of its affiliates and assigns will be entitled to any of FIRSTPLUS' rights in the cash flow from the derivative interests in mortgage backed or asset backed securitization transactions ("Residuals") of FIRSTPLUS Financial, Inc. ("FPFI"). The transaction was based upon an independent third party valuation of FIRSTPLUS, excluding any cash flow rights from the Residuals. Consequently, the appraiser determined that there was no remaining net value in FIRSTPLUS.

As previously disclosed, FIRSTPLUS' then main operating subsidiary, FPFI, filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the "Plan") for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. In connection with the Plan, a trust (the "FPFI Trust") was formed in order to facilitate implementation of the Plan, into which the assets of FPFI, including the stock of FPFI owned by FIRSTPLUS, were transferred for the benefit of the creditors of FPFI, including FIRSTPLUS. As a result, FIRSTPLUS no longer owns FPFI, but as a creditor of FPFI through its intercompany claim, it is a beneficiary of the FPFI Trust, last in line behind the other creditors.

As a beneficiary of the FPFI Trust, FIRSTPLUS' only significant asset is an instrument representing its portion of the cash flow rights from the Residuals held by the FPFI Trust. The Residuals are illiquid (and encumbered) and may not produce cash flow to the FPFI Trust for many years, if ever. In any event, the first cash flows from the Residuals are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, FIRSTPLUS has not received any cash flows from the Residuals through its cash flow instrument. The terms of the preferred stock provide that neither Freedom Commercial Credit, nor any of its affiliates or assigns, are entitled to any of the cash flow from the Residuals. The cash flow instrument to FIRSTPLUS will be set aside in a trust (the "Residual Trust"). The beneficiary of the Residual Trust is FIRSTPLUS, for the benefit of its shareholders and creditors, but excluding Freedom Commercial Credit and its affiliates and assigns. The Residual Trust will be formed by FIRSTPLUS and managed by a trustee appointed by FIRSTPLUS. During the term of the Residual Trust, the trustee will distribute to FIRSTPLUS all of the net income from the Residual Trust.

Freedom Commercial Credit is a Utah limited liability company, which, following the transaction, is owned 75% by New Freedom Mortgage Corporation. It is in the business of buying, repackaging and selling mortgage loans.

As previously disclosed, FIRSTPLUS has no operating business and it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and interest only strips.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward looking terminology such as "may," "will," "expect," anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward looking statements in this press release could differ materially from those stated in such forward looking statements. Among the factors that could cause actual results to differ materially are: short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the FIRSTPLUS' public reports and filings and public statements.

                    MAKE YOUR OPINION COUNT
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SOURCE FIRSTPLUS Financial Group, Inc.

CONTACT:          Daniel T. Phillips, Chairman
                  CEO of FIRSTPLUS Financial Group, Inc.,  +1

7600         (FPFX)


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


Enclosure No. 7       Press Release 7/01/2002 Regarding CL Capital Lending, LLC.

FIRSTPLUS Announces Termination of Transaction With Freedom Commercial Credit LLC and Acquisition of Limited Liability Company Interests of CL Capital Lending, LLC

DALLAS, Jul 1, 2002 /PRNewswire
FirstCall via COMTEX/
 FIRSTPLUS Financial Group, Inc. (OTC Pink Sheets: FPFX) announced today that it has terminated the transaction to acquire twenty five percent of the outstanding limited liability company interests of Freedom Commercial Credit LLC, due to the failure of certain conditions precedent required to fully consummate the Freedom Transaction, including the fact that the appraisal of Freedom Commercial Credit did not support the valuation necessary for the consideration paid in the transaction by FIRSTPLUS.

FIRSTPLUS also announced that it has acquired 42.3% of the outstanding limited liability company interests of CL Capital Lending, LLC, in exchange for 25,639 shares of a new Series D convertible preferred stock of FIRSTPLUS. The preferred stock is convertible into 46,150,200 shares of FIRSTPLUS' common stock at the option of Capital Lending on or after the first anniversary date of the issuance of the preferred stock, but votes with the common stock prior to conversion. As a requirement of the transaction, FIRSTPLUS received a fairness opinion from Business Valuation Services as to the fairness to FIRSTPLUS' shareholders, from a financial point of view, of the interest in Capital Lending acquired by FIRSTPLUS in exchange for the Series D preferred stock and the other consideration paid. BVS valued Capital Lending in a range from approximately $9 million to $11 million. FIRSTPLUS intends to include the opinion as an exhibit to its Form 8 K that will be filed as a result of the transaction.

As a result of the foregoing transaction, Capital Lending acquired control of FIRSTPLUS and holds approximately 51% of the outstanding voting securities of FIRSTPLUS. In connection with the transaction, FIRSTPLUS agreed to expand its board of directors to seven members. Consequently, George T. Davis, a significant shareholder of FIRSTPLUS, and Jack Roubinek, the founder of Capital Lending, have become members of the Board of Directors. Mr. Davis also agreed to serve as Vice President
 Investor Relations for FIRSTPLUS.

The terms of the preferred stock provide that neither Capital Lending nor any of its affiliates or assigns are entitled to any of the cash flow from the Residuals. The cash flow instrument to FIRSTPLUS has been set aside in a trust formed by FIRSTPLUS. The beneficiary of that Residual Trust is FIRSTPLUS, for the benefit of its shareholders and creditors, but excluding Capital Lending and its affiliates and assigns. FIRSTPLUS also announced that the Residual Trust will be managed by George T. Davis, as trustee. During the term of the Residual Trust, the trustee will manage the distributions of the net income from the Residual Trust.

Capital Lending is a Texas corporation formed in August 2001 in which FIRSTPLUS invested seed capital for a one third profits interest. In connection with the above described transaction, the profits interest was converted to an equity interest in Capital Lending. Daniel T. Phillips, Chairman and CEO of FIRSTPLUS, provided consulting advice and direction to Capital Lending in connection with its formation and development and, for such services, an affiliate of Mr. Phillips received a one third interest in Capital Lending. Because of his affiliation with Capital Lending, Mr. Phillips abstained from any vote by the board of directors of FIRSTPLUS on the Capital Lending Transaction. As a result of the transaction, and after accounting for certain employee interests, FIRSTPLUS will hold a 40.2% equity interest in Capital Lending, and a trust controlled by Jack Roubinek will hold a 27.4% interest. Mr. Phillips' affiliate's interest will be 27.4%. Capital Lending is in the business of providing lending institutions with access to a loan origination system that has the ability to allow the underwriting of loans using the institution's existing lending criteria, while at the same time capturing data to qualify loans for a credit enhancement program, on a loan loan basis, which, without such credit enhancement, the institution could not otherwise offer.

As previously disclosed, FIRSTPLUS' then main operating subsidiary, FPFI, filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan for FPFI closed. The plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. In connection with the plan, the FPFI Trust was formed in order to facilitate implementation of the plan, into which the assets of FPFI, including the stock of FPFI owned by FIRSTPLUS, were transferred for the benefit of the creditors of FPFI, including FIRSTPLUS. As a result, FIRSTPLUS no longer owns FPFI, but as a creditor of FPFI through its intercompany claim, it is a beneficiary of the FPFI Trust, last in line behind the other creditors.

As a beneficiary of the FPFI Trust, FIRSTPLUS' only significant asset is an instrument representing its portion of the cash flow rights from the Residuals held by the FPFI Trust. The Residuals are illiquid (and encumbered) and may not produce cash flow to the FPFI Trust for many years, if ever. In any event, the first cash flows from the Residuals are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, FIRSTPLUS has not received any cash flows from the Residuals through its cash flow instrument.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward looking terminology such as "may," "will," "expect," anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward looking statements in this press release could differ materially from those stated in such forward looking statements. Among the factors that could cause actual results to differ materially are: short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the FIRSTPLUS' public reports and filings and public statements.



                    MAKE YOUR OPINION COUNT
  Click Here
               http://tbutton.prnewswire.com/prn/11690X32716374

SOURCE FIRSTPLUS Financial Group, Inc.


CONTACT:          Daniel T. Phillips, Chairman
CEO, +1
7600, or George T.
                  Davis, VP
 Investor Relations, +1
9102, both of FIRSTPLUS Financial
                  Group, Inc.
                  (FPFX)

http://www.prnewswire.com

Copyright (C) 2002 PR Newswire. All rights reserved.

Enclosure No. 8               Regarding Capital Lending "reciprocal swap"

FirstPlus Financial Group, Inc. Announces Order and Final Judgment In Shareholder Class Action Litigation

December 02, 2003 19:01:26 (ET)


IRVING, Texas, Dec 02, 2003 /PRNewswire-FirstCall via Comtex/ -- FirstPlus Financial Group, Inc. (OTC Pink Sheets: FPFX) (the "Company") today announced that on October 14, 2003, the United States District Court for the Northern District of Texas held a fairness hearing regarding the settlement of the Company's consolidated class action lawsuit styled In re: FirstPlus Financial Group, Inc. Securities Litigation, Civil Action No. 3:98-CV-2551-M. At the hearing, the court approved the settlement of the class action as fair, reasonable and adequate to the members of the class and directed the parties to consummate the settlement in accordance with the terms and provisions of the Stipulation and Agreement of Settlement (the "Stipulation"). Following the fairness hearing, the court entered its Order and Final Judgment and order of dismissal of the actions with prejudice. Therefore, the Order and Final Judgment should preclude any other lawsuits by shareholders with respect to the allegations set forth in the class action securities lawsuit. The Company completed the final steps to consummate the settlement on November 24, 2003, the effective date of the settlement.

The Stipulation provides for a cash settlement of $5 million to be paid into an interest bearing account maintained by the plaintiff's co-lead counsel in escrow. The Stipulation also provides for the Company to assign its rights to distributions of cash and property based on a portion of its ownership interests in Capital Lending Strategies, LLC ("Capital Lending") to the plaintiffs' co-lead counsel in escrow on behalf of the authorized claimants under the Stipulation. Capital Lending is a private Irving, Texas based- company in the business of providing support to car dealers and lenders to facilitate auto loans. The Company currently owns approximately 38 percent of Capital Lending and agreed to make the assignment based on a 10 percent ownership interest in Capital Lending. In addition, under certain circumstances, the Company has agreed to transfer the 10 percent ownership interest in Capital Lending directly to the plaintiffs' co-lead counsel in escrow on behalf of the authorized claimants under the Stipulation.

Plaintiffs' co-lead counsel will receive 30% of the settlement fund, which may include a portion of the assigned ownership interests in Capital Lending, excluding interest, plus approximately $394,000 in reimbursement for expenses that will also be funded by the settlement fund, plus interest at the rate earned on the cash portion of the settlement fund until paid.

In connection with the Order and Final Judgment, Daniel T. Phillips, Chief Executive Officer and Director of the Company, resigned all positions with the Company and its subsidiaries effective as of the consummation of the settlement pursuant to the Stipulation. Mr. Phillips will continue as a Director of the Company. J.D. Draper has assumed the position of President, Chief Executive Officer and Chief Financial Officer of the Company. In addition, Jack Roubinek has also resigned as a Director of the Company effective as of the consummation of the settlement pursuant to the Stipulation.

The Company also announced that its board of directors approved a "reciprocal swap" with Capital Lending, effective as of the consummation of the settlement pursuant to the Stipulation, whereby the Company will transfer certain of its ownership interests in Capital Lending (other than the ownership interests assigned to the plaintiffs' co-lead counsel in escrow on behalf of the authorized claimants under the Stipulation) to Capital Lending in exchange for all of the shares of Series D Convertible Preferred Stock of the Company currently owned by Capital Lending, 25,639 shares, which represents approximately 51% of the voting stock of the Company. The Company's board of directors noted that the mutual ownership positions of the Company and Capital Lending currently result in Capital Lending holding a controlling interest in the Company and approximately 12% of the Company's ownership of Capital Lending "attributing back" to Capital Lending. Following the reciprocal swap, the Company will retain the same economic interest in Capital Lending since none of its ownership interest will "attribute back" to Capital Lending via Capital Lending's ownership of Company stock. However, Capital Lending will no longer own any shares of the Company and will no longer be in a position to control the Company through its stock ownership.

FORWARD-LOOKING INFORMATION

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward- looking statements. Among the factors that could cause actual results to differ materially are: short term interest rate fluctuations, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the Company's public reports and filings and public statements.

SOURCE FirstPlus Financial Group, Inc.


J.D. Draper, Chairman, CEO, CFO of FirstPlus Financial Group, Inc., +1-214-231-7670

http://www.prnewswire.com



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